UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synplicity, Inc.
File No. 0-31545 - CF#21543

Synplicity, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on February 05, 2008.

Based on representations by Synplicity, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.41.3   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

David L. Orlic
Special Counsel